中信泰富有限公司
BY COURIER

02 APR 25 AM 11:23 Exemption No. 82-5232

CITIC PACIFIC

Date : 22nd April, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02028631

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since March 22, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
MAY 2 1 2002
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-1856

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since March 22, 2002 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Monthly Return on Movement of Listed Equity Securities
   Date : March 2002
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Annual Report 2001
   Date : April 8, 2002 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Explanatory Statement and Memorandum, Notice of 2002 Annual General Meeting and Proxy Form
   Date : March 14, 2002 (Explanatory Statement and Memorandum) and April 8, 2002 (Notice of 2002 Annual General Meeting)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Notice of 2002 Annual General Meeting
   Date : April 8, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Press Announcement regarding continuing connected transactions with Swire Group
   Date : March 22, 2002
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 2nd April, 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,189,780,160	--	---
Increase/(Decrease) during the month	---	--	---
Balance at close of the month :	2,189,780,160	--	---

Registered Office

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Board of Directors

Larry Yung Chi Kin	*Chairman*
Henry Fan Hung Ling	*Managing Director*
Vernon Francis Moore	*Deputy Managing Director*
Peter Lee Chung Hing	*Deputy Managing Director*
Norman Yuen Kee Tong	*Deputy Managing Director*
Robert Ernest Adams	*Executive Director*
Zhang Yichen	*Executive Director*
Yao Jinrong	*Executive Director*
Chang Zhenming	*Executive Director*
Li Shilin	*Executive Director*
Carl Yung Ming Jie	*Executive Director*
Liu Jifu	*Executive Director*
Willie Chang**	
Hamilton Ho Hau Hay**	
Alexander Reid Hamilton**	
Hansen Loh Chung Hon**	
Norman Ho Hau Chong**	
Chau Cham Son**	
André Desmarais*	

***Independent non-executive Directors*

* *Non-executive Director*

註冊辦事處

香港中環添美道一號中信大廈三十二樓

董事

榮智健	*主席*
范鴻齡	*董事總經理*
莫偉龍	*副董事總經理*
李松興	*副董事總經理*
阮紀堂	*副董事總經理*
羅安達	*執行董事*
張懿宸	*執行董事*
姚進榮	*執行董事*
常振明	*執行董事*
李士林	*執行董事*
榮明杰	*執行董事*
劉基輔	*執行董事*
張偉立**	
何厚浠**	
韓武敦**	
陸鍾漢**	
何厚鏘**	
周湛燊**	
德馬雷*	

** *獨立非執行董事*

* *非執行董事*

To the Shareholders

Dear Sir/Madam:

Explanatory Statement and Memorandum in relation to the Buyback Mandate (as hereinafter defined)

This is an explanatory statement and memorandum of the terms of the proposed repurchases given to all the shareholders of the Company relating to a resolution to approve the Company repurchasing its own shares ("Buyback Mandate") to be proposed at the annual general meeting of the Company to be held on 9 May 2002.

This explanatory statement contains the information required under rule 10.06(1)(b) of the Rules governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). Its purpose is to provide shareholders with all the information reasonably necessary for them to make an informed decision as to whether or not to vote in favour of the resolution approving the Buyback Mandate and it also forms the memorandum of the terms of the proposed repurchases given under Section 49BA(3)(b) of the Companies Ordinance.

i. SHARE CAPITAL

As at 14 March 2002, being the latest practicable date prior to the printing of this document, the issued share capital of the Company was 2,189,780,160 shares of HK$0.40 each ("Shares").

Subject to the passing of the resolution approving the Buyback Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Buyback Mandate to repurchase 218,978,016 Shares.

ii. SHAREHOLDER APPROVAL/TRADING RESTRICTIONS

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction.

iii. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the shareholders to seek a general authority from shareholders to enable the Directors to repurchase the Shares of the Company on the market. Repurchases of Shares will only be made when the Directors believe that such

敬啟者：

有關購回授權(定義見本文)之說明函件及備忘錄

此乃關於一項本公司將於二零零二年五月九日舉行之股東週年大會上提呈批准本公司購回其本身股份(「購回授權」)之決議案而向所有本公司股東發出之購回建議條款之說明函件及備忘錄。

本說明函件載有香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第10.06(1)(b)條所要求之資料。本函件旨在向股東提供一切必須之資料，使彼等可作出知情之決定是否投票贊成批准購回授權之決議案，同時亦構成根據公司條例第49BA(3)(b)條提出購回建議條款之備忘錄。

i. 股本

於二零零二年三月十四日(本文件付印前之最後實際可行日期)，本公司之已發行股本為每股面值港幣0.40元之股份(「股份」)2,189,780,160股。

倘批准購回授權之決議案獲得通過，同時在股東週年大會前不再發行或購回股份，則本公司根據購回授權將獲准購回218,978,016股股份。

ii. 股東批准/買賣限制

上市規則規定，於聯交所作第一上市之公司購回證券之一切建議必須事先以普通決議案(以一般授權或特別批准一項特殊交易之方式)批准。

iii. 購回之理由

董事會認為向股東尋求一般授權，使董事會可於市場購回本公司之股份，乃符合本公司及股東之最佳利益。購回股份只在董事會認為該項購回有利於本公司及其股東之情況

a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per share.

下方會進行。該等購回（視乎當時之市場情況及提供資金之安排）可導致每股資產淨值及/或盈利及/或股息之增加。

iv. FUNDING OF REPURCHASES

Repurchases must be funded out of the funds legally available for the purpose in accordance with Hong Kong law, being profits available for distribution and the proceeds of a fresh issue of shares made for the purpose of the repurchases. It is envisaged that the funds required for any repurchase would be derived from profits available for distribution.

The Directors do not propose to exercise the Buyback Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. However, there might be an adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements as at 31 December 2001) in the event that the Buyback Mandate was exercised in full.

iv. 提供購回證券所需之資金

購回所需之資金必須根據香港法例從合法作此用途之款項中撥出，即為可供分派之溢利及就購回而新發行股份所得之收益。預期任何購回所需之資金均來自可供分派之溢利。

倘行使購回授權對本公司之營運資金需求或董事會不時認為適合本公司之資本負債水平有重大不利影響，董事會在此情況下不擬行使購回授權。然而，倘購回授權獲全面行使，則可能對本公司之營運資金或資本負債狀況（與二零零一年十二月三十一日經審核財務報告所披露之狀況比較）有不利之影響。

v. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months from 1 March 2001 to 28 February 2002 were as follows:

v. 股價

股份由二零零一年三月一日至二零零二年二月二十八日止之過去十二個月內每個月份在聯交所買賣之最高及最低價如下：

		Shares 股份			
		Highest $ 最高（元）	*Lowest $ 最低（元）*		
2001	March	28.00	22.00	二零零一年	三月
	April	23.40	18.90		四月
	May	26.50	22.70		五月
	June	26.30	22.90		六月
	July	24.65	20.35		七月
	August	21.60	16.15		八月
	September	17.70	13.10		九月
	October	17.40	14.50		十月
	November	19.00	15.35		十一月
	December	18.80	16.95		十二月
2002	January	18.25	14.30	二零零二年	一月
	February	16.15	14.80		二月

vi. GENERAL

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Buyback Mandate is exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the laws of Hong Kong.

If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers and Share Repurchases ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at 14 March 2002, the latest practicable date prior to the printing of this document, China International Trust & Investment Corporation Hong Kong (Holdings) Limited ("CITIC HK") together with its directors as parties acting in concert held approximately 49% of the issued share capital of the Company. In the event of full exercise of the Buyback Mandate and the maintenance by CITIC HK and its concert parties of their present shareholding, the percentage of the issued share capital of the Company held by CITIC HK and parties acting in concert would increase by more than 5%. An obligation to make a general offer to shareholders under Rules 26 and 32 of the Takeover Code may accordingly arise. The Directors have no present intention to exercise the Buyback Mandate to such an extent as would result in such takeover obligation arising.

vi. 一般事項

各董事（或就彼等所知，並經作出一切合理之查詢後）或彼等之聯繫人士現時無意（倘購回授權獲行使）向本公司或其附屬公司出售任何股份。

董事會已向聯交所作出承諾，彼等將根據上市規則及香港法例按照購回授權行使本公司之權力購回股份。

倘購回股份導致股東於本公司擁有之投票權比例增加，就香港公司收購、合併及股份購回守則（「收購守則」）而言，此增加將被視為一項收購。因此，一名股東或一群一致行動之股東（視乎股東權益增加之水平）可取得或合併對本公司之控制，並根據收購守則第26條須進行強制性之收購。截至二零零二年三月十四日止（本文件付印前之最後實際可行日期），中國國際信托投資（香港集團）有限公司（「中信香港」）連同其董事（作為與中信香港一致行動人士）合共持有本公司已發行股份約49%。若全面行使購回授權，及中信香港及其一致行動人士之現有股權不變，則中信香港及與其一致行動之人士所持之股份佔本公司之已發行股份之比率將增加超過5%，因此可能須要根據收購守則第26及32條向股東作出一般性之收購。董事會現不擬行使該購回授權至產生上述收購責任之程度。

Details of repurchases of Shares made by the Company in the previous six months (all repurchases were made on the Stock Exchange) were as follows:

過去六個月本公司購回股份(全部均在聯交所購回)之詳情如下:

Date	*Number of Shares Repurchased* 購回股份數目	*Price Per Share or Highest Price Paid $* 每股價格或所支付之最高價格(元)	*Lowest Price Paid $* 所支付之最低價格(元)	日期
10 September 2001	507,000	15.90	15.50	二零零一年九月十日
13 September 2001	528,000	14.50	14.20	二零零一年九月十三日
14 September 2001	1,081,000	14.85	14.60	二零零一年九月十四日
17 September 2001	863,000	13.95	13.80	二零零一年九月十七日
18 September 2001	1,967,000	14.10	13.15	二零零一年九月十八日
19 September 2001	220,000	13.55	13.40	二零零一年九月十九日
25 September 2001	1,054,000	14.00	13.75	二零零一年九月二十五日

The Listing Rules prohibit the Company from knowingly repurchasing Shares of the Company on the Stock Exchange from a "connected person", that is, a Director, a chief executive or substantial shareholder of the Company or any of its subsidiaries or any of their associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his/her Shares to the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorized to make repurchases of Shares.

上市規則禁止本公司在聯交所向關連人士(即本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等之任何聯繫人)(定義見上市規則)故意購回本公司之股份,而關連人士亦禁止故意向本公司出售其股份。

倘本公司獲授權進行股份回購,概無本公司之關連人士(定義見上市規則)已知會本公司,彼等現時有意向本公司出售股份或承諾不出售股份。

此致

列位股東

Yours faithfully
By Order of the Board
Henry Fan Hung Ling *Managing Director*
14 March 2002

承董事會命
范鴻齡 *董事總經理*
謹啟
二零零二年三月十四日

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 9 May 2002 at 10:30 a.m. for the following purposes:

1 To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2001.

2 To declare a final dividend for the year ended 31 December 2001.

3 To re-elect retiring Directors.

4 To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT:

A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

茲通告本公司訂於二零零二年五月九日星期四上午十時三十分假座香港法院道太古廣場第二期港島香格里拉酒店五樓香島殿舉行股東週年大會，藉以處理下列事項：

1 省覽截至二零零一年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告。

2 宣派截至二零零一年十二月三十一日止年度之末期股息。

3 重選退任董事。

4 再續委聘核數師，並授權董事會釐定其酬金。

5 作為特別事項考慮下列決議案為普通決議案：

「**動議**：

A. 在(C)段之規限下，無條件授權本公司董事會於有關期間行使本公司一切權力，以配發、發行及處理本公司之額外股份及訂立或批出將須或可能須行使該等權力之售股建議、協議及購股權；

B. (A)段所述之授權將授權本公司董事會於有關期間訂立或批出將須或可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

C. 本公司董事會依據(A)段之授權配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式所配發者與否)之股本面值總額(惟根據(i)配售新股;或(ii)任何當時採納之購股權計劃或類似安排,向本公司及/或其任何附屬公司之高級職員及/或僱員授出或發行股份或收購本公司股份之權力;或(iii)根據本公司發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使認購權或換股權;或(iv)任何按照本公司不時之新組織章程細則配發股份以代替本公司股份之全部或部份股息而設之以股代息或類似安排而配發者除外)不得超過本公司在本決議案當日已發行股本總面額的百分之二十,因而上述之授權須受此限;

D. for the purpose of this Resolution:

D. 就本決議案而言:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間:

i. the conclusion of the next Annual General Meeting of the Company; or

i. 本公司下屆股東週年大會結束時;或

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日;或

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the

「配售新股」指本公司董事會指定之期間內,向於指定記錄日期名列股東名冊內之股份持有人按彼等當時之所持股份之比例提呈發售股份之建議(惟須受本公司董事會就零

Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」

6 To consider as Special Business the following resolution as an Ordinary Resolution:

6 作為特別事項考慮下列決議案為普通決議案:

"THAT:

「**動議**:

A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

A. 無條件授權本公司董事會根據一切適用的法例和香港聯合交易所有限公司的證券上市規則的規定,於有關期間行使本公司所有權力購買或以其他方式收購本公司之股份,但所購買或以其他方式收購之股份的總面額,不得超過本公司在本決議案當日已發行股本總面額的百分之十;

B. for the purpose of this Resolution:

B. 就本決議案而言;

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

「有關期間」指由本決議案通過之時起至下列任何一項之較早日期之期間:

i. the conclusion of the next Annual General Meeting of the Company; or

i. 本公司下屆股東週年大會結束時;或

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

ii. 法例規定本公司下屆股東週年大會須予舉行期限屆滿之日;或

iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

iii. 本決議案所述之授權經由本公司股東在股東大會上通過普通決議案撤銷或修訂之日。」

7 To consider as Special Business the following resolution as an Ordinary Resolution:

"THAT conditional upon the passing of Resolutions (5) and (6) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (6) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (5)."

8 To consider as Special Business and, if thought fit, to pass with or without modification the following resolution as a Special Resolution:

"THAT the Articles of Association of the Company be and are hereby amended as follows:–

A. by inserting after the expression "dollars" in Article 2 the following new expression:

""electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;";

B. by inserting after the expression "Hong Kong" in Article 2 the following new expressions:

""legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time;

"Listing Rules" shall mean the Rules Governing the Listing of Securities on the Stock Exchange from time to time in force;";

7 作為特別事項考慮下列決議案為普通決議案：

「**動議**倘若本會議通告第(5)及(6)項決議案獲得通過，本公司根據第(6)項決議案所購買或以其他方式收購之股份總面額將會加入根據第(5)項決議案可增發股份總面額內。」

8 作為特別事項考慮並酌情通過或經修訂後通過下列決議案為特別決議案：

「**動議**以下列方式修訂本公司之公司組織章程細則：

A. 在第2條中「元」一字之後加入下列新增字句：

「「電子通訊」指透過任何媒體以任何電子傳送方式發放之通訊；」；

B. 在第2條中「香港」一辭之後加入下列新增字句：

「「法例」指不時適用於本公司之每一項條例（包括根據有關條例制訂之任何指令、規例或其他附屬法例）；

「上市規則」指不時生效之聯交所證券上市規則；」；

C. by inserting after the expressions "shareholders" or "members" in Article 2 the following new expression:

""Stock Exchange" shall mean The Stock Exchange of Hong Kong Limited;";

D. by deleting Article 168(B) and substituting therefor the following:

"168(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every shareholder of, and every holder of debentures of, the Company and every person registered under Article 47 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

168(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Listing Rules, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

C. 在第2條中「股東」或「成員」一辭之後加入下列新增字句：

「「聯交所」指香港聯合交易所有限公司；」；

D. 刪除第168(B)條之原文，並以下列文字取代：

「168(B) 本公司每份資產負債表均須根據公司條例之規定予以簽署，且在第168(C)條之規限下，本公司須根據公司條例及一切其他適用法例之規定，於股東週年大會舉行日期之前至少二十一日，將有關財務文件或財務摘要報告（兩者之定義均見於公司條例）之刊印本送交或寄予本公司每名股東及每名債券持有人及根據第47條登記之每名人士及有權收取本公司股東大會通告之其他人士，惟本條並無規定本公司須將上述文件之刊印本寄予任何本公司並不知悉其地址之人士或寄予超過一名股份或債券之聯名持有人。

168(C) 倘本公司根據公司條例及一切其他適用法例及上市規則，在本公司之電腦網絡或循任何其他獲准之途徑（包括以任何電子通訊形式發放）刊發有關之財務文件及（倘適用）財務摘要報告（兩者之定義均見於公司條例），而有關人士已同意或被視作已同意接受以上述方式刊發或收取有關文件而毋須本公司另行寄發有關文件之副本，則可視作已符合第168(B)條所述，根據該條或公司條例須向有關人士寄發有關財務文件或財務摘要報告（兩者之定義均見於公司條例）之規定。」

E. by adding in Article 172 after the words "Chinese language newspaper" the following:–

"or by sending it in accordance with applicable legislation and the Listing Rules as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Listing Rules on the Company's computer network";

F. by adding in Article 172 after the words "In the case of joint holders of a share, all notices" the words "or documents"; and

G. by adding in the first line of Article 174 after the word "notice" the words "or document" and by adding at the end of Article 174 the following:–

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network."

By Order of the Board
Alice Tso Mun Wai *Company Secretary*
Hong Kong, 8 April 2002

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

E. 在第172條中「中文報章」一辭之後加入下列文字；

「或根據適用法例及上市規則以電子通訊形式按股東之電郵地址發放，或根據適用法例及上市規則在本公司之電腦網絡上登載」；

F. 在第172條中「倘屬股份之聯名持有人，所有通告」等字之後加入「或文件」等字句；及

G. 在第174條第一行中「通告」一辭之後加入「或文件」等字句，並在第174條末加入下列文字；

「任何以電子通訊形式發放之通告或文件，將被視為於有關信息由本公司或其代理人之伺服器發出當日送出。任何在本公司之電腦網絡上登載之通告或文件，將被視為於通知股東有關通告或文件可在本公司之電腦網絡上查閱之翌日送達或發出。」

承董事會命
曹敏慧 *公司秘書*
香港，二零零二年四月八日

註冊辦事處：
香港中環添美道一號
中信大廈三十二樓

Notes:

(i) The Register of Members will be closed from 3 May 2002 to 9 May 2002, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Concerning item 3 above, Messrs Vernon Francis Moore, Robert Ernest Adams, Zhang Yichen, Yao Jinrong, Chang Zhenming and Norman Ho Hau Chong shall retire by rotation in the Annual General Meeting pursuant to Article 104(A) of the New Articles of Association of the Company and they, all being eligible, shall offer themselves for re-election.

(v) Concerning item 5 above, the approval is being sought from members for a general mandate to authorise allotment of shares under Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any shares of the Company up to twenty per cent of the issued share capital of the Company. The Directors wish to state that they have no immediate plans to issue shares in the Company.

(vi) Concerning item 6 above, the approval is being sought from members for a general mandate to repurchase shares in the Company, in order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to repurchase any shares in the Company up to ten per cent of the issued share capital of the Company.

(vii) Concerning item 7 above, the approval is being sought from members to extend the general mandate to allot shares by adding repurchased securities to the twenty per cent general mandate.

(viii) In relation to the proposed amendments to the Articles of Association of the Company referred to in item 8 above, new legislation came into force in Hong Kong on 4 January 2002 and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") were amended which enable the Company to offer shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts; and (ii) the choice to choose not to receive a printed copy of either the Summary Financial Report or the Annual Report and Accounts and to rely on the versions of these documents that will be published on the website of the Company. The Company wishes to be more environmental friendly in conducting its business. If this special resolution is passed and in compliance with the Listing Rules, the Company will be able to offer shareholders the chance to receive the Summary Financial Report in place of the Annual Report and Accounts as well as the opportunity to rely on the versions of the Summary Financial Report and the Annual Report and Accounts that will be published on the website of the Company rather than receiving a printed copy of either document. The special resolution will be passed if it is passed by not less than 75 per cent of the votes cast by such members as, being entitled so to do, vote in person or by proxy at the Annual General Meeting. It should be noted that even if shareholders vote in favour of the special resolution as referred to in item 8 above, they will still be able to choose to receive a printed copy of the Annual Report and Accounts.

附註：

(i) 本公司將於二零零二年五月三日至二零零二年五月九日（首尾兩天包括在內）之期間內暫停辦理股份過戶登記手續。

(ii) 有權出席上述大會並於會上投票之股東均有權委任一位代表代其出席並於以股數表決時代其投票。受委代表毋須為本公司股東。

(iii) 代表委任表格連同簽署人之授權書或其他授權文件（如有此等文件）或由公證人簽署證明之此等文件副本，最遲須於該表格內指定之人士擬投票之大會或續會或以股數表決（視情況而定）之舉行時間四十八小時前送達本公司註冊辦事處，方為有效。

(iv) 就上述第3項而言：莫偉龍先生、羅安達先生、張懿宸先生、姚進榮先生、常振明先生及何厚鏘先生須根據本公司之新組織章程細則第104(A)條之規定於股東週年大會上輪值告退。所有輪值告退之董事均合符資格膺選連任。

(v) 就上述第5項而言：本公司現正尋求股東授予一般授權，以便根據公司條例第57B條及香港聯合交易所有限公司證券上市規則之規定配發股份，賦予董事會靈活性及酌情權，在適當之情況下發行最多佔本公司已發行股本20%之本公司任何股份，董事會擬表明彼等暫無計劃發行本公司之股份。

(vi) 就上述第6項而言：本公司現正尋求股東授予一般授權，以賦予董事會靈活性及酌情權，確保在購回本公司任何股份高達本公司已發行股本10%乃屬適當之情況下購回本公司之股份。

(vii) 就上述第7項而言：本公司現正尋求股東批准擴大一般授權以配發股份，將購回之證券加於20%之一般授權。

(viii) 就上述第8項所述建議對本公司組織章程細則作出之修訂而言，香港於二零零二年一月四日實施新法例，而香港聯合交易所有限公司證券上市規則（「上市規則」）亦作出修訂，令本公司得以向股東提出(i)選擇收取一份財務摘要報告（「財務摘要報告」）取代年報及賬目；及(ii)選擇不收取財務摘要報告或年報及賬目之刊印本，轉而信賴該等文件將在本公司網頁上登載之版本。本公司擬採取較環保之態度處理其業務。倘是項特別決議案獲得通過，及在遵守上市規則之情況下，本公司將有機會向股東提出收取財務摘要報告代替年報及賬目，股東亦有機會信賴即將在本公司網頁上登載之財務摘要報告及年報和賬目之版本而不收取該等文件之刊印本。特別決議案必須獲得不少於75%有權投票之股東於股東週年大會上親自或委派代表投票贊成方可獲得通過。敬請股東注意，縱使股東投票贊成上述第8項所述之特別決議案，彼等仍可選擇收取年報及賬目之刊印本。